SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Delta Apparel, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

247368 10 3

(CUSIP number)

Estate of Buck A. Mickel, 28 East Court Street, Greenville, SC 29601, (864) 271-7171

(Name, address and telephone number of person authorized to receive notices and communications)

September 2, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368 10 3
1	Name of reporting person I.R.S. Identification Nos. of above person (entities only) Estate of Buck A. Mickel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 73,574
	8	Shared voting power 281,169
	9	Sole dispositive power 73,574
	10	Shared dispositive power 281,169
11	Aggregate amount beneficially owned by each reporting person 354,743
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person IN

Explanatory Note: This Schedule 13D/A amends the Schedule 13D originally filed by Buck A. Mickel on July 11, 2000 and most recently amended on August 15, 2007 (the “Original Schedule 13D”) with respect to shares of common stock (the “Common Stock”) of Delta Apparel, Inc., a Georgia corporation (the “Issuer”). Except as amended herein, the Original Schedule 13D remains in full force and effect and should be read together with this Amendment No. 3.

Item 1. Security and Issuer

a. Title and class of equity securities:

Common Stock

b. Name and address of principal executive offices of Issuer:

Delta Apparel, Inc.

322 South Main Street

Greenville, SC 29601

Item 2. Identity and Background

a. Name of filing person:

Estate of Buck A. Mickel

b. Business Address:

28 East Court Street

Greenville, SC 29601

c. Principal occupation:

Not applicable

d. During the last five years, Buck A. Mickel (the “Decedent”) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, the Decedent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Citizenship:

United States of America

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Between August 10, 2010 and October 26, 2010, the estate of the Decedent sold an aggregate of 119,590 shares of Common Stock in open market transactions for the purpose of diversifying and liquidating the estate. Of the amount sold, 116,090 shares were held directly by the Decedent, and 3,500 shares were held by the Decedent and custodian for a minor child.

Between July 29, 2010 and October 26, 2010, Micco Corporation sold an aggregate of 192,883 shares of Common Stock in open market transactions for the purpose of diversifying the holdings in its investment portfolio. The estate of the Decedent is a one-third owner of Micco Corporation.

Except as described above, the estate of the Decedent holds its Shares primarily for investment and has no plan or proposal which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of these enumerated above.

Item 5. Interest in Securities of the Issuer

a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

Number of Shares	Percentage

354,743	4.2%

The estate of the Decedent owns one-third of the outstanding shares of Micco Corporation, holder of 281,169 shares of Common Stock. The estate disclaims ownership of two-thirds of the shares owned by Micco Corporation. The estate also owns 73,574 shares of Common Stock.

b. Number of Shares as to which there is:

(i)	Sole power to vote or to direct the vote:

73,574 (see note a. above)

(ii)	Shared power to vote or to direct the vote:

281,169 (see note a. above)

(iii)	Sole power to dispose or direct the disposition:

73,574 (see note a. above)

(iv)	Shared power to dispose or direct the disposition:

281,169 (see note a. above)

(v)	Parties with whom stock powers are shared:

The Co-Executors of the estate of the Decedent are Minor Shaw and Charles C. Mickel.

The power to vote and to direct the disposition of 281,169 shares of Common Stock is shared with the executive officers and directors of Micco Corporation. The executive officers and directors of Micco Corporation are as follows:

Minor M. Shaw (President and Director)

Micco Corporation (Investments)

Business Address:

28 East Court Street

Greenville, SC 29601

Charles C. Mickel (Vice President, Secretary and Director)

Micco Corporation (Investments)

Business Address:

28 East Court Street

Greenville, SC 29601

The following gives certain information regarding Micco Corporation:

a.	State of incorporation: South Carolina

b.	Principal business: Investments

c.	Address of principal business and office:

28 East Court Street

Greenville, SC 29601

During the last five years, neither Micco Corporation nor the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.

c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph (a):

Between August 10, 2010 and October 26, 2010, the estate of Buck A. Mickel sold an aggregate of 119,590 shares of Common Stock in open market transactions for the purpose of diversifying and liquidating the estate. Information regarding the sales is as follows:

Date	Shares	Price
8/10/2010	50	$14.0000
8/18/2010	50	$14.0000
8/19/2010	1,294	$14.0761
8/19/2010	3,500(1)	$14.0156
9/1/2010	925	$14.0000
9/2/2010	4,040	$14.0111
9/3/2010	5,183	$14.0269
9/9/2010	803	$14.0687
9/13/2010	1,106	$14.0997
9/14/2010	400	$14.0000
9/16/2010	150	$14.0067
9/17/2010	1,088	$14.0676
9/20/2010	2,200	$14.1330
9/21/2010	4,072	$14.1217
9/22/2010	5,857	$14.2592
9/23/2010	1,239	$14.1949

9/24/2010	1,400	$14.3746
9/27/2010	2,572	$14.1972
9/28/2010	2,500	$14.3911
9/29/2010	2,700	$14.5332
9/30/2010	3,017	$15.0179
10/1/2010	5,292	$15.2005
10/4/2010	1,100	$15.0973
10/5/2010	6,064	$15.3084
10/6/2010	2,185	$15.1262
10/7/2010	4,449	$14.9397
10/8/2010	2,451	$15.0477
10/11/2010	250	$14.7060
10/12/2010	2,927	$14.6692
10/13/2010	14,114	$14.8093
10/14/2010	6,022	$14.9397
10/15/2010	4,382	$14.9983
10/18/2010	7,674	$15.1285
10/19/2010	7,281	$14.8702
10/20/2010	6,030	$14.7101
10/21/2010	3,244	$14.4715
10/22/2010	1,250	$14.0236
10/25/2010	179	$14.2059
10/26/2010	550	$14.0082

(1)	Shares held by the Decedent as custodian for a minor child.

Between July 29, 2010 and October 26, 2010, Micco Corporation sold an aggregate of 192,883 shares in open market transactions for the purpose of diversifying the holdings in its investment portfolio. Information regarding the sales is as follows:

Date	Shares	Price
7/29/2010	7,000	$14.9289
7/30/2010	4,612	$14.6428
8/2/2010	12,449	$14.9488
8/3/2010	11,900	$14.7481
8/4/2010	21,284	$14.1624
8/5/2010	200	$14.0200
8/6/2010	800	$14.0800
8/9/2010	18,560	$14.1563
8/10/2010	50	$14.0000
8/18/2010	50	$14.0000
8/19/2010	1,293	$14.0761
9/1/2010	924	$14.0000
9/2/2010	4,040	$14.0111
9/3/2010	5,183	$14.0269
9/9/2010	803	$14.0687
9/13/2010	1,106	$14.0997
9/14/2010	400	$14.0000
9/16/2010	150	$14.0067
9/17/2010	1,088	$14.0676
9/20/2010	2,200	$14.1330

9/21/2010	4,072	$14.1217
9/22/2010	5,857	$14.2592
9/23/2010	1,239	$14.1949
9/24/2010	1,400	$14.3746
9/27/2010	2,572	$14.1972
9/28/2010	2,500	$14.3911
9/29/2010	2,700	$14.5332
9/30/2010	3,016	$15.0179
10/1/2010	5,291	$15.2005
10/4/2010	1,100	$15.0973
10/5/2010	6,064	$15.3084
10/6/2010	2,185	$15.1262
10/7/2010	4,448	$14.9397
10/8/2010	2,450	$15.0477
10/11/2010	250	$14.7060
10/12/2010	2,927	$14.6692
10/13/2010	14,113	$14.8093
10/14/2010	6,022	$14.9397
10/15/2010	4,382	$14.9983
10/18/2010	7,674	$15.1285
10/19/2010	7,280	$14.8702
10/20/2010	6,029	$14.7101
10/21/2010	3,243	$14.4715
10/22/2010	1,249	$14.0236
10/25/2010	178	$14.2059
10/26/2010	550	$14.0082

d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Not applicable.

e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

October 14, 2010

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

Not applicable.

Item 7.

Material to be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2010

Estate of Buck A. Mickel

By:	/s/ Minor M. Shaw
Minor M. Shaw, Co-Executor